Exhibit 99.9

Cable and Wireless plc

NOTIFICATION OF TRANSACTIONS BY DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) OR CONNECTED PERSONS

This notice is given in accordance with DR 3.1.4(R)(1)(a) and, in relation to the Directors listed below, with section 324 (as extended by section 328) of the Companies Act 1985.

Cable and Wireless plc (“the Company”) was advised on 10 October 2005 that the under-mentioned Directors and PDMR deferred certain amounts of their after tax bonuses paid under the Deferred Short Term Incentive Bonus in respect of the financial year ended 31 March 2005 into the Deferred Short Term Incentive Plan. As a consequence the table below shows the number of Ordinary Shares which have been purchased in the names of the respective Directors and PDMR and which are held in the Cable and Wireless plc Employee Share Ownership Trust ("the Trust").

The purchased shares were acquired on 30 September 2005 at a price of 146.30 pence per share.

Name	Director/ PDMR	Deferred Bonus (net of tax)	Number of Purchased Ordinary Shares	Number of Matching Shares Awarded

Francesco Caio	Director	£251,930	172,200	583,732

George Battersby	Director	£111,510	76,220	258,373

Charles Herlinger	Director	£62,933	43,016	145,818

Lord Robertson of Port Ellen	Director	£79,650	54,442	184,552

Rob Rowley	Director	£12,000	8,202	27,804

Lesley Smith	PDMR	£10,000	6,835	23,170

Under the rules of the Deferred Short Term Incentive Plan, purchased shares are held in the Trust for three years before being released to the Director. Matching Shares are calculated on the gross deferred bonus and are based on one matching share for two purchased shares for median TSR performance, rising to two matching shares for one purchased share for performance at upper quartile or above. No matching shares are awarded for below median performance.

Matching Shares will only vest:

(i)	subject to the satisfaction of performance conditions based on the Total Shareholder Return (“TSR”) performance of the Company measured against the constituents of the FTSE Global Telecoms Sector Index over the three year period commencing 1 October 2005; and

(ii)	subject to the Remuneration Committee confirming that, in its opinion, the underlying financial performance of the Company warrants vesting.

A dividend award supplement also operates on the Deferred Short Term Incentive Plan. Dividends that would have been paid on purchased shares and the actual award of matching shares during the performance period are re-invested in additional shares.

Following the acquisition of the purchased shares by the Directors and PDMR, the total number of Ordinary Shares held by each of the individuals is:

Name	Director/ PDMR	Total number of shares held	% of issued share capital

Francesco Caio	Director	598,252	Less than 1%

George Battersby	Director	77,560	Less than 1%

Charles Herlinger	Director	74,983	Less than 1%

Lord Robertson of Port Ellen	Director	57,505	Less than 1%

Rob Rowley	Director	507,233	Less than 1%

Lesley Smith	PDMR	14,514	Less than 1%

Following the above transaction, and awards to other employees on the same day, 51,524,170 Ordinary Shares are currently held under the Trust.

Francesco Caio, Rob Rowley, Charles Herlinger, Lord Robertson of Port Ellen, George Battersby and Harris Jones (all being Directors of Cable and Wireless plc), in their capacity as members of the class of beneficiaries under the Trust, and Towers Perrin Share Plan Services (GSY) Limited, in their capacity as Trustees of the Trust, are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Name of person making notification: Heledd Hanscomb

Contact number: 020 7315 4626

Date of notification: London, 10 October 2005